August 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ardagh Metal Packaging S.A.

Registration Statement on Form F-1

File Number 333-258749

Ladies and Gentlemen:

Ardagh Metal Packaging S.A. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-1 be accelerated so that it will become effective at 4:00 p.m. Eastern Time on August 23, 2021, or as soon thereafter as practicable. We ask, however, that the staff of the U.S. Securities and Exchange Commission not accelerate such effectiveness until our counsel, indicated below, speaks with you on that date.

Once the registration statement has been declared effective, please confirm effectiveness with our counsel, Shearman & Sterling LLP, by calling Richard B. Alsop at (212) 848-7333.

[Signature Page Follows]

R.C.S. Luxembourg: B 251465

Very truly yours,

ARDAGH METAL PACKAGING S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer

cc: Torsten Schoen, Chief Legal Officer & Company Secretary, Ardagh Group S.A.

Richard B. Alsop, Esq., Shearman & Sterling LLP